

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

Mail Stop 5546

September 29, 2006

Via Facsimile (404) 236-6045 and US Mail

Stanley Sigman
Chief Executive Officer
Cingular Wireless LLC
5565 Glenridge Connector
Atlanta, Georgia 30342

> **Re:** **Cingular Wireless LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed February 24, 2006**
> **File No. 1-31673**

Dear Mr. Sigman:

We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from your company website and public sources that you may have operations associated Cuba, Iran, Sudan and Syria, countries identified as state sponsors of terrorism by the U.S. State Department and subject to U.S. economic sanctions and export controls. For example, we note that your website identifies roaming partners and long-distance codes for these countries. The Form 10-K does not contain any information relating to operations in

or contacts with Cuba, Iran, Sudan or Syria. Please describe your operations in and contacts with these countries, if any, and discuss their materiality to you in light of the countries' status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in and contacts with Cuba, Iran, Sudan and Syria, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

    We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. California, Illinois, Maine, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, Dartmouth College and the University of California Board of Regents have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Cuba, Iran, Sudan and Syria.

    Your qualitative materiality analysis also should address whether the governments of Cuba, Iran, Sudan or Syria, or entities controlled them, receive cash or act as intermediaries in connection with your operations or, to the best of your knowledge, those of your affiliates, long-distance roaming partners and resellers.

3. Please also address the impact of any regulatory compliance programs you have implemented in connection with business in these countries, and any internal risk assessment undertaken in connection with business in those countries.

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance